UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	⃞
Securities Act Rule 802 (Exchange Offer)	⊠
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	⃞
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	⃞
Exchange Act Rule 14e-2(d) (Subject Company Response)	⃞

SPIDER RESOURCES INC.
(Name of Subject Company)

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

KWG RESOURCES INC.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

84844C1077
 (CUSIP Number of Class of Securities (if applicable))

2750 ‐ 600 de Maisonneuve West
Montréal, Québec
H3A 3J2
(514) 866-6001
Attention: Luce L. Saint-Pierre
 (Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

June 11, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents.

(a)           The following document, which is attached hereto, is being disseminated to the shareholders of Spider Resources Inc. or published in the subject Company's home jurisdiction:

Document
Number	Description

1.	Press Release, dated June 25, 2010

2.	Press Release, dated June 28, 2010

(b)           Not applicable.

Item 2.  Informational Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or disseminated to U.S. holders.

Document 1

NOT FOR DISTRIBUTION IN THE UNITED STATES OR FOR DISSEMINATION TO U.S. NEWS WIRE SERVICES

Resources Inc.

JOINT NEWS RELEASE

June 25, 2010

KWG AND SPIDER ANNOUNCE MATCH AND AGREE TO PROCEED WITH AMALGAMATION

KWG Resources Inc. (“KWG” – TSXV:KWG) and Spider Resources Inc. (“Spider” – TSXV:SPQ) announce that Spider has determined that the offer made to it by KWG (the “New KWG Offer”) proposing certain amendments to the terms of the combination agreement among KWG, its wholly-owned subsidiary, 7569076 Canada Inc. (KWG Subco) and Spider dated as of June 11, 2010 (the “Combination Agreement”) has matched the proposal from Cliffs Natural Resources Inc. (“Cliffs”) to acquire the common shares of Spider for $0.165 per share.  Accordingly, Spider and KWG are proceeding with the Combination Agreement and the amalgamation of Spider and KWG Subco (the Amalgamation).

A meeting for the shareholders of Spider to approve the Combination Agreement and the Amalgamation is being held on July 8, 2010 as previously announced.  Shareholders of record on June 4, 2010 are entitled to vote at the meeting.

Under the terms of the New KWG Offer, the Combination Agreement will be amended not only to increase the exchange ratio (from 1:1.21) to 1:1.30 but KWG will also retain the 50% interest in the 2% net smelter returns royalty that it currently owns in respect of the Big Daddy, Black Thor and Black Label deposits (the “NSR”) as well as its railway assets.  These assets were to have been “spun out” prior to the Amalgamation, however, under the New KWG Offer they will remain as assets of the combined company allowing Spider shareholders to share in these assets.  All other terms and conditions of the Combination Agreement will remain unamended.

Completion of the Amalgamation pursuant to the amended Combination Agreement will result in Spider shareholders receiving 1.30 common shares of KWG for every Spider share held (subject to adjustment, if applicable, in accordance with the amended Combination Agreement) and acquiring an interest in a combined company that will retain the NSR and control of the interest in the railway right of way that KWG owns to connect the significant chromite and other discoveries in the Ring of Fire, including the Big Daddy deposit, to established transportation hubs.

Following the completion of the Amalgamation pursuant to the amended Combination Agreement, Spider and KWG shareholders are expected to hold approximately 54.4% and 45.6% of the combined company, respectively, calculated on a non-diluted basis as at June 9, 2010 (50.6% and 49.4%, respectively, calculated on a fully-diluted basis).

Completion of the Amalgamation is still subject to certain conditions, including, but not limited to, execution of the amended Combination Agreement, the receipt of all required regulatory approvals, including the approval of the TSX Venture Exchange of the revised terms of the Amalgamation in respect of each of Spider and KWG, and approval of the shareholders of Spider.

The special meeting of Spider shareholders at which Spider shareholders will be asked to approve the Amalgamation pursuant to the amended Combination Agreement is expected to be convened as previously notified. Revised meeting materials reflecting the amended terms of the Amalgamation will be mailed to Spider shareholders in connection with such meeting. Assuming Spider shareholders approve the Amalgamation and satisfaction of all other conditions precedent, including the approval of the TSXV Venture Exchange of the revised terms of the Amalgamation in respect of each of Spider and KWG, completion of the Amalgamation is expected to occur on or about July 16th, 2010.

About KWG Resources Inc.

KWG is a mineral exploration company with extensive claim holdings in the James Bay Lowlands of Northern Ontario, Canada, where important discoveries of nickel and chromium have been made recently in the Ring of Fire. KWG has an equal participating interest in a large claim block in the central part of the discovery area, with Spider. The co-optionees are developing the Big Daddy Chromite Deposit adjacent to the Black Thor and Black Label chromite discoveries of Freewest Resources Canada Inc.  In addition, KWG holds a 1% net smelter royalty in all three prospects and has created Canada Chrome Corporation to pursue the development of them.

For further information concerning KWG Resources Inc., please contact:

Bruce Hodgman
Communications Director
Tel: (416) 646-1374
Email: info@kwgresources.com
Website: www.kwgresources.com.

About Spider Resources Inc.

Spider is the “Spark that set off the Ring of Fire”. Spider, the pioneer explorer in the James Bay Region of Northern Ontario since 1993, was responsible for the discovery of eight kimberlites (1994-95), ten VMS occurrences, including two VMS deposits (2002-2006), and one chromite deposit (2006). Regional geophysical surveying and other exploration efforts as initially conducted by Spider formed the exploration data-set that lead to the first discovery of chromite in the area in February 2006, in a peridotite intrusion, and about a year later lead to the eventual discovery of additional chromite deposits and related Magmatic Massive Sulphide Nickel Deposit by others. Spider is a Tier 2 Canadian exploration company, quoted for trading on the TSXV under the symbol SPQ. There are currently 568,520,113 shares issued in Spider. Spider has approximately $10.0 million in working capital at present with approximately $1.7 million earmarked for flow-through expenditures in the current year.

For further information concerning Spider Resources Inc., please contact:

Neil D. Novak, P.Geo.
President and CEO
Direct: 416-203-8636
Email: info@spiderresources.com
Website: www.spiderresources.com.

Forward-Looking Information
This news release contains or refers to forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that KWG and Spider believe, expect or anticipate will or may occur in the future are forward-looking information. Such forward-looking information includes statements contained in this news release regarding the completion of the Amalgamation (including the entering into of the amended Combination Agreement), the expected benefits of the Amalgamation to be received by Spider shareholders, the respective level of ownership of KWG following the Amalgamation by Spider and KWG shareholders, the timing for the special meeting of Spider shareholders called to approve the Amalgamation and the expected timing for the completion of the Amalgamation. This forward-looking information reflects the current expectations or beliefs of KWG and Spider based on information currently available to them. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of KWG and Spider to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on KWG and Spider. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to: the failure of KWG and Spider to enter into the amended Combination Agreement; delays in obtaining or failure to obtain required regulatory and shareholder approval for the Amalgamation; alternative transactions involving third parties; the failure to obtain any additional financing required for KWG to continue its business operations and/or maintain its property interests or provide KWG with sufficient funds to meet its objectives, the failure to achieve any of the anticipated benefits from the Amalgamation and other factors. Any forward-looking information speaks only as of the date on which it is made.  Although KWG and Spider believe that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The Amalgamation described in this news release relates to common shares of a Canadian company. U.S. shareholders should be aware that the Amalgamation is subject to the disclosure requirements of Canada, which are different from those of the United States. The financial statements included or incorporated by reference in documents relating to the Amalgamation have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Spider Resources Inc. is incorporated under the federal laws of Canada and KWG Resources Inc. is incorporated under the laws of Quebec, Canada, most of their respective officers and directors are residents of Canada and other foreign countries, and some or all of their respective assets and the assets of their respective officers and directors are located outside the United States. U.S. shareholders may not be able to sue a Canadian company or its officers and directors in a Canadian or other foreign court for violations of U.S. securities laws, and it may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court’s judgment.

U.S. shareholders should be aware that KWG Resources Inc. may purchase securities of Spider Resources Inc. otherwise than under the Amalgamation, such as in open market or privately negotiated purchases.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Document 2

PRESS RELEASE

KWG		No. 71
	Symbol on TSX Venture Exchange:	KWG
	Shares issued and outstanding:	589,549,206

KWG CONSIDERING WHETHER CLIFFS’ AMENDED OFFER RESPECTING PROPOSED COMBINATION OF KWG AND SPIDER
IS A SPIDER SUPERIOR PROPOSAL

Montréal, Canada – June 28th, 2010 - KWG Resources Inc. (KWG) has received notification from Spider Resources Inc (Spider) that Cliffs Natural Resources Inc (Cliffs) has amended its offer in response to Spider accepting KWG’s matching offer, as announced on June 25, 2010 in the joint press release of KWG and Spider, and that the board of directors of Spider has determined such amended offer to be a Spider Superior Proposal (as defined in the combination agreement among KWG, its wholly-owned subsidiary, 7569076 Canada Inc (KWG Subco) and Spider dated as of June 11, 2010 (the Combination Agreement)).

KWG, in consultation with its financial adviser, Canaccord Genuity Corp., is considering whether Cliffs’ amended offer is in fact a Spider Superior Proposal.

KWG has the opportunity, but not the obligation, to offer in writing to amend the terms of the Combination Agreement and the amalgamation of Spider and KWG Subco (the Amalgamation) before 12:01 a.m. on July 6, 2010. In order to enter into an agreement with respect to Cliffs’ amended offer or otherwise accept, approve or recommend Cliffs’ amended offer, Spider will be required to terminate the Combination Agreement and, on or prior to the date of such termination, to pay to KWG a cash payment equal to $2,300,000.

Forward-Looking Information
This news release contains or refers to forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that KWG believes, expects or anticipates will or may occur in the future are forward-looking information. Such forward-looking information includes statements contained in this news release regarding KWG  considering whether Cliffs’ amended offer is in fact a Spider Superior Proposal and whether KWG will consider making an offer that matches Cliffs’ amended offer. This forward-looking information reflects the current expectations or beliefs of KWG based on information currently available to it. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of KWG to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on KWG. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to: KWG declining to make an offer that matches Cliffs’ amended offer, Cliffs responding to such an offer by making another offer that Spider’s board determines is a Spider Superior Proposal, and other factors. Any forward-looking information speaks only as of the date on which it is made.  Although KWG believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The Amalgamation described in this news release relates to common shares of a Canadian company. U.S. shareholders should be aware that the Amalgamation is subject to the disclosure requirements of Canada, which are different from those of the United States. The financial statements included or incorporated by reference in documents relating to the Amalgamation have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Spider Resources Inc. is incorporated under the federal laws of Canada and KWG Resources Inc. is incorporated under the laws of Quebec, Canada, most of their respective officers and directors are residents of Canada and other foreign countries, and some or all of their respective assets and the assets of their respective officers and directors are located outside the United States. U.S. shareholders may not be able to sue a Canadian company or its officers and directors in a Canadian or other foreign court for violations of U.S. securities laws and it may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court’s judgment.

U.S. shareholders should be aware that KWG Resources Inc. may purchase securities of Spider Resources Inc. otherwise than under the Amalgamation, such as in open market or privately negotiated purchases.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:
Bruce Hodgman, Communications Director Direct: 416-646-1374 info@kwgresources.com

Or visit our website:  www.kwgresources.com

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not Applicable.

(2)	Not Applicable.

(3)	Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

KWG Resources Inc. has previously filed with the Securities and Exchange Commission (the "SEC"), an Irrevocable Consent and Power of Attorney on Form F-X.

KWG Resources Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KWG RESOURCES INC.

By:	/s/ Thomas E. Masters
Name: Thomas E. Masters
Title: Chief Financial Officer

	Date:	June 28, 2010